QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

        STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

(dollars in thousands)	For the six months ended June 30, 2012
Income before income from unconsolidated entities, income taxes, discontinued operations and noncontrolling interest	$94,950
Interest expense
Senior notes payable and other debt	144,056
Distributions from unconsolidated entities	4,015

Earnings	$243,021

Interest
Senior notes payable and other debt expense	$144,056
Interest capitalized	1,051

Fixed charges	$145,107

Ratio of Earnings to Fixed Charges	1.67

QuickLinks

  Exhibit 12.1